                                                                    Exhibit 12.1

       ECHOSTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES AND AFFILIATES
                              COMPUTATION OF RATIOS

                                 (IN THOUSANDS)
                                   (UNAUDITED)

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:



                                                                                                           Nine Months
                                                     Year Ended December 31,                                   Ended
                                  ---------------------------------------------------------------------    September 30,
                                    1994           1995           1996           1997           1998           1999
                                  ---------      ---------      ---------      ---------      ---------    -------------
Income (loss) before
taxes .......................     $     489      $ (17,231)     $(155,679)     $(312,679)     $(260,838)   $    (303,753)
Series A Preferred
Stock dividends .............           939          1,204          1,204          1,204          1,204              124
Series B Preferred
Stock dividend ..............         6,164         26,874            241
Series C Preferred
Stock dividend ..............         1,074          7,137          5,661
Interest expense ............        21,408         23,985         61,487        104,192        167,529          149,532
Capitalized interest ........         5,695         25,763         31,818         43,169         21,678               --
Interest component
of rent expense (1) .........            94             71             84             64             74               74
                                  ---------      ---------      ---------      ---------      ---------    -------------
 Total fixed charges ........        28,136         51,023         94,593        155,867        224,496          155,632
Earnings before
fixed charges ...............     $  21,991      $   6,825      $ (94,108)     $(208,423)     $ (93,235)   $    (154,147)
Ratio of earnings to
fixed changes ...............          0.78           0.13          (0.99)         (1.34)         (0.42)           (0.99)
                                  =========      =========      =========      =========      =========    =============
Deficiency of
available earnings to
fixed charges ...............     $  (6,145)     $ (44,198)     $(188,701)     $(364,290)     $(317,731)   $    (309,779)
                                  =========      =========      =========      =========      =========    =============


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(1)      The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1994, through December 31, 1998. The weighted-average cost of capital for the nine months ended
         September 30, 1999 approximated 9%. The cost of capital used to calculate the interest component of rent expense is representative of the Company's outstanding secured borrowings during each respective period.